UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

HELD ON APRIL 29, 2016

I. Date, Time and Venue: On April 29, 2016, at 10:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mr. Murilo Cesar L. S. Passos, Chairman of the Board of Directors, and Secretary, Mrs. Michele de Oliveira Endler Virgilio, pursuant to Article 10 of the Bylaws of the Company.

III. Attendance: Shareholders representing seventy-four point twelve percent (74.12%) of the voting capital of the Company, as per the signatures in the Shareholders’ Attendance Book. Also present were Messrs. Wilson Ferreira Junior (Chief Executive Officer), Gustavo Estrella (Chief Financial and Investor Relations Officer), William Bezerra Cavalcanti Filho (Chairman of the Audit Board), Sérgio Luiz Felice (Accounting Director) and Marcelo Magalhães Fernandes (representative of Deloitte Touche Tohmatsu Auditores Independentes).

IV. Call Notice: Call notice was published in the newspaper Valor Econômico on March 29, 30 and 31, and in the state register Diário Oficial do Estado de São Paulo on March 30 and 31 and April 1, 2016.

V. Agenda:

Annual Shareholders’ Meeting (a) To take the management accounts, examine, discuss and vote on the Management Report and the Financial Statements of the Company, accompanied by the reports of the Independent Auditors and the Audit Board for the fiscal year ended December 31, 2015; (b) To approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015; (c) To approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company’s Bylaws; (d) To elect the sitting and deputy members of the Board of Directors of the Company; (e) To elect the sitting and alternate members of the Audit Board of the Company; (f) To fix the overall annual compensation of the Managers of the Company for the period from May 2016 to April 2017; and (g) To fix the overall annual compensation of the members of the Audit Board for the period from May 2016 to April 2017.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

Extraordinary Shareholders’ Meeting: (a) Approve the increase in the Company’s capital from five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five  reais and seven centavos (R$5,741,284,174.75) to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75), through the capitalization of profit reserve for working capital improvement, with bonus shares; and (b) Approve the amendment to Article 5 of the Bylaws to include the capital increase arising from the adjustment referred to in item (a) above.

VI. Reading of Documents, Casting of Votes and Drawing Up of Minutes: (1) Reading of the documents related to the agenda of the Annual and Extraordinary Shareholders’ Meetings was waived since shareholders were already fully familiar with their content; (2) the votes, abstentions and dissensions were numbered, received and certified by the Presiding Board and filed at the registered office of the Company, pursuant to Article 130, Paragraph 1 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”); (3) shareholders authorized the drawing up of the minutes in the summary form and its publication without the signatures of shareholders, pursuant to Article 130, paragraphs 1 and 2 of Brazilian Corporations Law.

VII. Resolutions taken: After discussing the items on the Agenda, the shareholders resolved:

In the Annual Shareholders’ Meeting:

(a) To approve, by majority vote, with due legal abstentions, the Financial Statements of the Company and the Management Report for the fiscal year ended December 31, 2015, and to take cognizance of the reports of the independent auditors – Deloitte Touche Tohmatsu Auditores Independentes – and the Audit Board, pursuant to items “a” and “b” of Article 8 and the head paragraph of Article 27 of the Bylaws, while recording their due publication in the state register Diário Oficial do Estado de São Paulo and the newspaper Valor Econômico on March 29, 2016;

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

(b) To approve, by majority vote, with due legal abstentions, pursuant to the provisions in item "c" of Article 8 and to Paragraph 2, Article 27 of the Bylaws, the proposal by the Management of the Company for allocation of the net income for fiscal year 2015, in the amount of eight hundred sixty-four million, nine hundred forty thousand, three hundred sixty-four reais and twenty-nine centavos  (R$864,940,364.29), which, added by (i) twenty-six million, one hundred eighteen thousand, nine hundred fifty-eight reais and ninety-six centavos (R$26,118,958.96), related to the reversal of comprehensive income; and (ii) five million, five hundred ninety-six thousand, six hundred one reais and eighty-four centavos (R$5,596,601.84), related to time-barred dividends, resulted in the final amount of eight hundred ninety-six million, six hundred fifty-five thousand, nine hundred twenty-five reais and nine centavos (R$896,655,925.09), to be allocated as follows:

(i)          forty-three million, two hundred forty-seven thousand, eighteen reais and twenty-one centavos (R$43,247,018.21) to Legal Reserve;

(ii)         two hundred fifty-five million, thirteen thousand, three hundred fifty reais and sixty-eight centavos (R$255,013,350.68) to the Bylaws Reserve of the Concession Financial Asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset;

(iii)       three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68) to the Bylaws Reserve for Working Capital Improvement, due to the following: (a) the current adverse economic scenario; and (b) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases throughout 2015; and

(iv)       two hundred five million, four hundred twenty-three thousand, three hundred thirty-six reais and fifty-two centavos (R$205,423,336.52) as minimum mandatory dividends.

(c) Approve, by majority vote, with due legal abstentions, the number of seven (7) members, of whom six (6) are sitting members and their respective alternate members and one (1) is an independent member, to serve on the Board of Directors of the Company, observing the provisions in Article 15 of the Bylaws;

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

(d) To elect, by majority vote, with due legal abstentions, to serve on the Board of Directors of the Company for a term of one (1) year until the date of the Annual Shareholders’ Meeting to be held in 2017, pursuant to item “d” of Article 8 and to Article 15 of the Bylaws, the following members: (i) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, identification document (RG) no. 53.080.291-0, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 269.050.007-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, CEP: 04547-005, as sitting member, and, as his alternate, Mr. FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, engineer, identification document (RG) no. 29.900.104-0, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 306.391.208-57, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907; (ii) Mr. FRANCISCO CAPRINO NETO, Brazilian, married, metallurgic engineer, identification document (RG) no. 9.199.282-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 049.976.298-39, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 29º andar, Torre Norte, Vila Olímpia, CEP: 04543-907, as sitting member, and, as his alternate, Mr. ROBERTO NAVARRO EVANGELISTA, Brazilian, married, accountant,  identification document (RG) no. 9.735.656-6, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 945.531.658-72, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907; (iii) Mr. JOSÉ FLORÊNCIO RODRIGUES NETO, Brazilian, married, business administrator, identification document (RG) no. 1487678, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 484.364.021-20, resident and domiciled in the city and state of São Paulo, resident at Avenida Professor Frederico Hermann Jr., nº 199, apartamento nº 71 B, Alto de Pinheiros, CEP 05459-010, as sitting member, and, as his alternate, Mr. LIVIO HAGIME KUZE, Brazilian, single, business administrator, identification document (RG) no. 30.051.450-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 220.769.508-50, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907; (iv) Mr. DECIO BOTTECHIA JUNIOR, Brazilian, married, bank and public bank employee, identification document (RG) no. 16774122-6, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 089.795.878-05, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo, nº 501, 4º andar, Botafogo, CEP: 22250-040, as sitting member, and, as his alternate, Mr. FERNANDO MANUEL PEREIRA AFONSO RIBEIRO, Brazilian, married, retired bank employee, identification document (RG) no. 048803464, issued by DIC/RJ, i individual taxpayer ID (CPF/MF) no. 633.364.137-53, resident and domiciled in the city and state of Rio de Janeiro, resident at Rua Marques de Olinda, nº 80, apartamento nº 1005, bloco 1, Botafogo, CEP: 22251-040; (v) Mr. ARNALDO JOSÉ VOLLET, Brazilian, married, bank and public bank employee, identification document (RG) no. 092080068, issued by IFP/RJ, individual taxpayer ID (CPF/MF) no. 375.560.618-68, resident and domiciled in the city and state of Rio de Janeiro, resident at Rua Pereira da Silva, nº 492, apartamento nº 801, bloco A, Laranjeiras, CEP: 22221-140, as sitting member, and, as his alternate, Mrs. HELOISA HELENA SILVA DE OLIVEIRA, Brazilian, divorced, economist, identification document (RG) no. 1225648, issued by SSP/DF, Individual Taxpayer ID (CPF/MF) no. 356.627.517-49, resident and domiciled in the city of Brasília, Federal District, resident at S.Q.N., nº 208, bloco H, apartamento 604, Asa Norte, CEP: 70853-080; (vi) Mr. MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, identification document (RG) no. 4.700.146, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 861.682.748-04, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, nº 2477, 10º andar, CEP: 01419-907, as sitting member, and, as his alternate, Mr. CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, married, business administrator, identification document (RG) no. 8.891.984-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 039.464.818-84, resident and domiciled in the city Brasília, in federal District, with business address at SEPS 702/902, conjunto B, bloco A, Edifício General Alencastro, CEP: 70390-025; and (vii) as independent director, in compliance with item 4.3.3 of the BM&FBovespa Novo Mercado Listing Rules and with paragraphs 1 and 3, Article 15 of the Bylaws of the Company: Mrs. ANA MARIA ELORRIETA, Argentinean, single, accountant, foreigner identification document (RNE) no. V052441-F, issued by CGPI/DIREX/DPF, Individual Taxpayer ID (CPF/MF) no. 125.045.588-05, resident and domiciled in the city and state of São Paulo, resident at Rua Baltazar da Veiga, nº 367, apartamento 32, Vila Nova Conceição, CEP 04510-001, as sitting member.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

The Directors elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and subsequent paragraphs of Brazilian Corporations Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM); and (ii) the instrument of investiture, drawn up in the book of minutes of the Board of Directors and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa, by which they undertake to comply with the rules set forth therein.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

The directors nominated by the shareholders of the controlling block will also sign their consent to the provisions in the Shareholders’ Agreement filed at the registered office of the Company.

(e) To elect, to serve on the Audit Board of the Company for a term of one (1) year until the date of the Annual Shareholders’ Meeting to be held in 2017, pursuant to item “e” of Article 8 and the head paragraph of Article 26 of the Bylaws, the following members: (A) by unanimous vote of the controlling shareholders, for the positions reserved to the controlling shareholders (i) Mr. ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, identification document (RG) no. MG 2.212.584, issued by SSP/MG, individual taxpayer ID (CPF/MF) no. 293.140.546-91, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907, as sitting member, and, as his alternate, Mr. PAULO IONESCU, Brazilian, single, administrator, identification document (RG) no. 32241433, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 220.512.688-19, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907; (ii) Mr. WILLIAM BEZERRA CAVALCANTI FILHO, Brazilian, divorced, economist, identification document (RG) no. 003.643.978-4, issued by SSP/RJ, individual taxpayer ID (CPF/MF) no. 530.627.607-53, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, CEP: 04547-005, as sitting member and as his alternate, Mr. NOEL DORIVAL GIACOMITTI, Brazilian, married, bank and public bank employee, Brazilian driver’s license (CNH) no. 00153023422, issued by DETRAN/DF, individual taxpayer ID (CPF/MF) no. 150.481.369-34, resident and domiciled in the city of Brasília, Federal District, with business address at Quadra 2, Rua 05, casa nº 58, Jardim Botânico, Condomínio San Diego, CEP: 71680-362; (iii) Mr. JOÃO PINTO RABELO JUNIOR, Brazilian, married, bank and public bank employee, identification document (RG) no. 863364, issued by SSP/DF, individual taxpayer ID (CPF/MF) no. 364.347.521-72, resident and domiciled in the city of Brasília, in Federal District,  with business address at SAUN Quadra 5, Lote B, Torre I, Ed. Banco do Brasil, 10º andar, Asa Norte, CEP 70040-912, as sitting member and as his alternate, Mr. BENILTON COUTO DA CUNHA, Brazilian, married, bank and public bank employee, Brazilian driver’s license (CNH) no. 00342901932, issued by DETRAN/DF, individual taxpayer ID (CPF/MF) no. 431.529.967-72, resident and domiciled in the city of Brasília, in Federal District, resident at S.Q.S., nº 303, bloco “E”, apartamento nº 506, CEP: 70336-050; (iv) Mr. LICIO DA COSTA RAIMUNDO, Brazilian, married, economist, identification document (RG) no. 16457720, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 131.951.338-73, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, 9º andar, Centro, CEP 20040-030, as sitting member, and, as his alternate, Ms. LUIZA DAMASIO RIBEIRO DO ROSARIO, Brazilian, single, lawyer, inscribed in the Rio Grande do Sul chapter of the Brazilian Bar Association (OAB/RS) under number 139.509, individual taxpayer ID (CPF/MF) 053.052.907-67, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, 9º andar, Centro, CEP 20040-030; and (B) by majority vote, to the position reserved to minority shareholders, through a separate voting procedure; (i) Mr. MARCELO DE ANDRADE, Brazilian, married, business administrator, identification document (RG) no. 17.641.048, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 076.244.538-60, resident and domiciled in the city and state of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907, as sitting member and as his alternate, Mrs. SUSANA AMARAL SILVEIRA, Brazilian, single, lawyer, identification document (RG) no. 32900899, issued by SSP/SP, Individual Taxpayer ID (CPF/MF) no. 221.135.938-82, resident and domiciled in the city of São Paulo, no State of São Paulo, with business address at Avenida Juscelino Kubitschek, nº 1909, 27º andar, Torre Norte, Vila Olímpia, CEP: 04543-907. The shareholder Jorge Michel Lepeltier appointed the following nominees to the positions reserved to minority shareholders, who were not elected: (i) Mr. MARLOS GAIO, Brazilian, married, lawyer, identification document (RG) no. 2.739.319, issued by SSP/SC, Individual Taxpayer ID (CPF/MF) no. 798.621.289-68, as sitting member and as his alternate, Mrs. MARIA ELVIRA LOPES GIMENEZ, Brazilian, divorced, economist, identification document (RG) no. 19114234-7, Individual Taxpayer ID (CPF/MF) no. 136.012.018-10.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

The Audit Board members elected herein will take office after signing: (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and subsequent paragraphs of Brazilian Corporations Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM); and (ii) the instrument of investiture drawn up in the book of minutes of the Audit Board and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa by which they undertake to comply with the rules set forth therein, in compliance with paragraphs 1 and 2, Article 26 of the Bylaws of the Company.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

(f) To fix, by majority vote, with due legal abstentions, pursuant to item “f” of Article 8 of the Bylaws, the overall compensation of the Management of the Company at up to twenty-seven million, six hundred nineteen thousand, five hundred fifty-four reais and fifty-nine centavos (R$27,619,554.59), to be paid from May 2016 to April 2017, including all benefits and charges. Of the total compensation amount proposed for the Management, two million, two hundred twelve thousand, seven hundred one reais and seventy-six centavos (R$2,212,701.76) are related to the fixed compensation of the Board of Directors and the maximum amount of twenty-five million, four hundred six thousand, eight hundred fifty-two reais and eighty-three centavos (R$25,406,852.83) are related to the fixed and variable compensations of the Board of Executive Officers of the Company; and

(f) To fix, by majority vote, with due legal abstentions, pursuant to item “f”, Article 8, and Paragraph 3, Article 26 of the Bylaws, the overall compensation of the members of the Audit Board of the Company, in up to nine hundred seventy thousand, six hundred seventy-nine reais and nineteen centavos  (R$970,679.19), for the period from May 2016 to April 2017, observing, for each member, the minimum amount corresponding to at least ten percent (10%) of the average compensation attributed to each Executive Officer, excluding benefits, representation fees and profit sharing, pursuant to Paragraph 3, Article 162 of Brazilian Corporations Law.

In the Extraordinary Shareholders' Meeting:

(a) To approve, by unanimous vote, with due legal abstentions, the increase in the Company’s capital from the current five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07) to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75), through capitalization of profit reserves for working capital improvement, with bonus shares, upon issue of twenty-four million, nine hundred thousand and five hundred thirty-one (24,900,531) bonus shares, at the ratio of 2.507570448%, i.e., in the proportion of 0.02507570448 new share of the same type to each share currently held by shareholders at the end of trading on April 29, 2016. As of May 2, 2016, inclusive, shares will be traded ex-rights to bonus shares, and the new shares will be added to the stock ownership records on May 5, 2016. Once the bonus shares are approved, they will also be granted in the same proportion to the American Depositary Shares (ADS) traded in the U.S. market. Bonus shares will be granted always in whole numbers, and any fractions will be sold at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), with the resulting net earnings made available to shareholders of record prior to the share bonus. The Company will provide further details on the procedure on a timely manner; and

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

(b) To approve, by majority vote, with due legal abstentions, the amendment to Article 5 of the Bylaws to include the capital increase, through capitalization of the profit reserve for working capital improvement, with bonus shares, as approved in item (a) above. The wording of said article will be amended from “Article 5 – The subscribed and paid-in capital stock is five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07) divided into nine hundred ninety-three million, fourteen thousand and two hundred fifteen (993,014,215) common registered shares, with no par value.” to “Article 5 - The subscribed and paid-in capital stock of the Company is five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75) divided into one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1,017,914,746) common registered shares, with no par value.”  The consolidated Bylaws will take force, as of this date, with the wording of Appendix I hereto, for all legal purposes, and will also be made available on the Company’s website.

VIII. Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed, the minutes were read, approved and signed by the Chairman of Meeting, the Secretary and the shareholders present.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

PRESIDING BOARD: Chairman: Murilo Cesar L. S. Passos and Secretary: Michele de Oliveira Endler Virgilio.

ATTENDING SHAREHOLDERS: (i) Esc Energia S.A., represented by its proxy, Dra. Juliana Espindola La Femina; (ii) Camargo Corrêa S.A., represented by its proxy, Dra. Juliana Espindola La Femina; (iii) BB Carteira Livre I Fundo de Investimento em Ações, represented by BB Gestão de Recursos DTVM S.A., represented by its proxy, Dr. Eduardo Tognetti; (iv) Energia São Paulo Fundo de Investimento em Ações, represented by BNP Paribas Asset Management Brasil Ltda., represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (v) Bonaire Participações S.A., represented by its proxy, Dra. Michele de Oliveira Endler Virgilio; (vi) Citibank, N.A., represented by Banco Bradesco S.A., represented by its proxy, Dr. José Donizetti de Oliveira; (vii) Citibank, N.A., represented by its proxy, Dra. Michele de Oliveira Endler Virgilio; (viii) JPMorgan Brazil Equity Master Investment Trust, represented by HSBC CTVM S.A, represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (ix) BRITISH COAL STAFF SUPERANNUATION SCHEME, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND, FIDELITY INVESTMENT FUNDS – FIDELITY INDEX EMERGING MARKETS FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FSS TRUSTEE CORPORATION, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JPMORGAN FUNDS, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, OHIO POLICE AND FIRE PENSION FUND, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARES TRUST, SOUTHERN COMPANY SYSTEM MASTER RETIREMENT TRUST, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045796, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, represented by J.P. MORGAN S.A. Distribuidora de Títulos e Valores Mobiliários, represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (x) ADVANCED SERIES TRUST – AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, ALASKA PERMANENT FUND, AMERIPRISE FINANCIAL RETIREMENT PLAN, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CASEY FAMILY PROGRAMS, CELANESE AMERICAS RETIREMENT PENSION PLAN, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CIBC LATIN AMERICA FUND, CITY OF NEW YORK DEFERRED COMPENSATION PLAN, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, COLORADO PUBLIC EMPLOYEES RETIREMENT ASSOCIATION, COMMONWEALTH SUPERANNUATION CORPORATION,  CARNELL UNIVERSITY, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DIGNITY HEALTH RETIREMENT PLAN TRUST, DREYFUS OPPORTUNITY FUNDS – DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS – EMERGING MARKETS EQUITY FI, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EXCEL LATIN AMERICA FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF, FIRST TRUST LATIN AMERCIA ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FUTURE FUND BOARD OF GUARDIANS, GMO ALPHA ONLY FUND, A SERIRES OF GMO TRUST, GMO EMERGING MARKETS EQUITY FUND,

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

A SUB FUND OF GMO FUND PLC, GMO MEAN REVERSION FUND(ONSHORES), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P., GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND, GOLDMAN SACHS FUNDS – GOLDMAN SACHS GIVI GLOBAL EQUITY – GROWTH MARKETS TILT PORTFOLIO, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, JOHN DEERE PENSION TRUST, JOHN HANCOCK FUND II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TRUST, KAISER PERMANENTE GROUP TRUST, MDPIM EMERGING MARKETS EQUITY POOL, MERCER QIF FUND PLCA, MGI FUNDS PLC, MINISTRY OF STRATEGY AND FINANCE, MONDRIAN ALL COUNTRIES WORLD EX-US EQUITY FUND, L.P., MONDRIAN EMERGING MARKETS EQUITY FUND, L.P., NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NAV CANADA PENSION PLAN, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORGES BANK, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING, NORTHERN TRUST QUANTITATIVE FUND PLC, NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING, NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING, NTGI – QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING, NTGI – QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – NON LENDING, NTGI – QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS, POWERSHARES FITSE RAFI EMERGING MARKETS PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, RAILWAYS PENSION TRUSTEE COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

LIMITED, RENAISSANCE GLOBAL INFRASTRUCTURE FUND, SCWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SPDR S&P EMERGING MARKETS ETF, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV – STATE STREET GLOBAL EMERGING MARKETS INDEX E.. TD EMERALD LOW VOLATILITY EMERGING MARKET EQUITY POOLED FUND TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS’ RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE GMO EMERGING MARKETS FUND, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND, THE MONETARY AUTHORITY OF SINGAPORE, THE NATURE CONSERVANCY, THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING N., THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE, THREADNEEDLE INVESTMENT FUND ICVC, THREADNEEDLE INVESTMENT FUND ICVC – GLOBAL EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND, UPS GROUP TRUST, UTAH STATE RETIREMENT SYSTEMS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND, VANGUARD FUNDS PUBLIC LIMITED COMPANY,, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VERIZON MASTER SAVINGS TRUST, VOYA EMERGING MARKETS INDEX PORTFOLIO, WASHINGTON STATE INVESTMENT BOARD, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WYOMING RETIREMENT SYSTEM., represented by CITIBANK N.A., represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (xi) BNP PARIBAS AÇORES FI AÇÕES, BNP

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

PARIBAS EQUITY HEDGE FI MULTIMERCADO, BNP PARIBAS GRAND PRIX IBVSP FI AÇÕES, BNP PARIBAS LONG AND SHORT FI MULTIMERCADO, FUNDO DE INVESTIMENTO EM AÇÕES FUNEPP, represented by BNP Paribas Asset Management Brasil Ltda., represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (xii) PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, represented by ITAÚ UNIBANCO S.A.,  represented by its proxy, Dr. Julio Cezar Nabas Ribeiro; (xiii) Renato Sobral Pires Chaves, represented by its proxy, Dra. Michele de Oliveira Endler Virgilio; and (xiv) Jorge Michel Lepeltier, represented by its proxy, Maximilian Kiderlen.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

We hereby certify that this is true copy of the original minutes recorded in the book of minutes.

Murilo Cesar L. S. Passos

Chairman of the Meeting

Michele de Oliveira Endler Virgilio

Secretary

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.